Filed by Live Oak Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. V

Commission File No. 001- 42540

Date: January 29, 2026

On January 29, 2026, Michael Brown, the co-founder and the Chief Executive Officer of Teamshares Inc., a Delaware corporation (“Teamshares”), Rick Hendrix, the Chief Executive Officer of Live Oak Acquisition Corp. V, a Cayman Islands exempted company (“Live Oak”), and Adam Fishman, the Chief Financial Officer of Live Oak, participated as guests in an episode of the SPAC Insider Podcast. Teamshares and Live Oak are parties to a previously disclosed Business Combination Agreement dated as of November 14, 2025.

Please reference transcript below:

Speaker 1 0:00

Steve, hello and welcome to other SPAC Insider Podcast where you bring an independent eye in interviewing the targets with SPAC transactions and other SPAC partners. It is rare to find a SPAC deal that launches hundreds or even 1000s of mergers in the future, but this one might be it. Teamshares has launched a system for the programmatic acquisition of EBIT deposited businesses that are typically too small to meet the criteria of private equity buyers. Now with a $786 million combination with Live Oak Acquisition Corp. V, it aims to accelerate these efforts. I’m Nick Clayton, and this week I speak with Teamshares CEO Michael Brown, along with Live Oak V’s CEO Rick Hendricks and CFO Adam Fishman. Michael explains how the company has honed an approach that has seen it absorbed targets from a diverse set of industries efficiently, and how this merger can boost the company’s cost of capital for that mission. Rick and Adam also lay out how Teamshares fits within their own merger criteria that values opportunities that are first of their kind for the US market, and how they put a value on this unique business. Take a listen. So just to start out, Michael, you announced that your most recent acquisitions added 15 million in EBITDA in the fourth quarter of 2025 what does that say about the strategy and the system you’ve been able to build through Teamshares?

Speaker 2 1:19

Nick, I think it really emphasizes the fact that when Teamshares has access to capital, it can really programmatically deploy that very quickly into high quality companies. And so that is a core reason of why we are going public in partnership with Rick and Adam.

Speaker 1 1:34

And you know, Rick and Adam, you know, the last two deals in the Live Oak SPAC series were very much in the emerging technology space. But what made Teamshares stand out, to get itself on your radar, when we did those transactions, really, what the market was looking for, from our perspective, was very small cap, high growth. You were coming out of a period where it was difficult for investors to find growth outside of the top 10 or 15 names in the market. And so that was, you know, where capital was looking to be deployed. And we were able to find, you know, companies that we felt like were high quality opportunities. And we were fortunate that both of those worked well. We ended up taking a couple of years off from our SPAC activities because the market had gotten so overheated. And what brought us back was, you know, conversations with investors where, you know, we felt like they were beginning to lean in, and were in a position where, for the right company, they would support a PIPE, which we think is an important part of the DeSPAC process. And so for us, the right kind of company was, it started really with identifying an exceptional management team, which we were able to do here at Teamshares. Secondly, we were looking for a really big Tam, and lastly, we wanted a company that was established enough that it already was generating positive EBITDA. And those sound like really generic criteria, but when you apply them to companies that are getting ready to go public and aren’t four or $5 billion market caps, you narrow the field pretty quickly. And so we were thrilled to, you know, meet Michael and his team at Teamshares. That’s really what we were looking for. And what, you know, made us engage quickly here, when we understood the business.

Speaker 1 3:19

Yeah, and speaking of that, Michael, you know, I’m sure our audience is familiar with private equity platform strategies, but, you know, it seems less common at this smaller scale of companies that Teamshares pursuing, you know, between about half million and 5 million EBITDA per target. You know, I want to get into all the reasons why there are so many opportunities there. But first, just why aren’t there more deals being made in this layer of the market to begin with?

Speaker 2 3:39

Yeah, I think, I think it’s a bit of a supply demand equation, is the way we think about it. So there are, you know, 6 million small businesses. 3 million of them are owned by people, kind of mid 50s or older. And if you just think about it as like, there’s just not 3 million buyers for those businesses. Most of the buyers in this end of the market, they tend to be individuals. And, you know, it may be only 10,000, or 20,000 businesses actually sort of change hands. You know, it’s probably 100,000 or more that come to market, but a very small percentage. And so why is that? I think, for individuals, access to capital is hard. You’re kind of betting your life on sort of one acquisition, and you don’t necessarily have and it’s sort of the background around acquiring a business. And then on the private equity side, I think there’s a natural incentive for people to do much larger transactions. I think there’s a lot of very heavy transaction costs that those industry is used to, so multi-million-dollar transaction fee that could be more than some of our purchase prices. And so we’ve been able to really innovate through deep firsthand experience in this space to both build software and engineer more efficient processes, to buy these businesses with very few closing costs at the margin and still do real diligence.

Speaker 1 4:50

Yeah, and speaking of that diligence side, how is Teamshares been able to really do that with a model, I mean in terms of vetting companies in this sort of size range and doing diligence on so many deals that you’ve been able to do per year.

Speaker 2 5:03

Yeah, I mean, it came out of really sort of necessity and innovation of having no capital in the beginning. So, you know, when Alex and Kevin and I left investment banking, we went out and, you know, we only raised, you know, two and a half million dollars was our friends and family capital, and we closed six acquisitions with that. And you know, we probably spent $100,000 of transaction costs in our first acquisition. We spent 10,000 in our second right. And so we were just very eager, how do we, like, do, you know, real diligence, you know, with no money on a relative basis? And so, you know, we were able to figure out, okay, what, what really matters when you, when you do diligence, like, how do you reduce the cost by 90% and still get kind of 80% of the risk resolved. And so it’s through that firsthand experience of acquiring and running a half dozen businesses ourselves before starting Teamshares. And then it starts off for us, always engineering the process. And then once the process is more streamlined, building it into software, so that again, you can just do things at a higher throughput, take out the cost and reduce risk by not missing things so.

Speaker 1 6:06

And you also acquire across all the regions of the US, including Alaska, and across a diverse set of industries as well. How did you get to a post-acquisition playbook that really works at finding efficiencies in these targets, despite that diversity after the deal?

Speaker 2 6:19

Yeah, absolutely. I think there’s a number of things that’s very contrarian about Teamshares, and one of them was that we took this maximum TAM approach, focused on really on quality, with a thesis about structural characteristics that make a really good business that is able to be transitioned. And the reason I think it’s contrarian is that the typical playbook for most people, because it makes so much industrial logic. If you’re, if you’re putting together a middle market roll up, which, you know, side note team, which is not a roll up, right? It’s a permanent holding company, but if you’re doing a roll up, right, it makes sense to do it in an industry you kind of get in, get out, you get a lot of purchasing synergies and learning curve. Our view was, no, we were trying to build a really enduring company. It’s going to be around, hopefully in hundreds of years, right? And something that we were not in a rush to go and try and it’s not sort of an exit for us. We’re trying to build something enduring. So we said, Let’s go for maximum TAM, let’s go for quality. Let’s apply our structural investment characteristics and find the best businesses and expand in concentric circles so that we can expand, you know, from one industry to now we’re in 40, and keep adding industries as we sort of understand adjacent industries around that. But then the flip side of it is that actually, now that we have real density of industry and geography, we actually get those benefits in the end of learning curve and industry knowledge and, you know, presidents running multiple companies. So that was always by design. It was just a contrarian strategy.

Speaker 1 7:45

Well, you mentioned the management you bring in there too, and I suppose it’s kind of a similar question in terms of adapting to this diverse strategy, is, you know, especially given that in many cases the management you’re buying out, some of those are family businesses whose founders and owners are departing. They’re retiring. So how do you achieve consistency in replacing that some of those managing figures and integrating them in that way.

Speaker 2 8:04

Yeah, they’re actually entirely retirement sales. First of all, just so we only do retirement sales, both because of, you know, commitment to sell. You only sell a business once in your life, and people entertain it years before you’re ready. We want to transact. People who are really ready to sell, committed to sell, and want to support the company from the sidelines in a non-competitive way. Think if you buy a business from a 40 year old, you may run into some competition after the non-compete is up. So it’s a very deliberate decision, and what it means is that we need to be in the in the business of both assessing, you know, the middle manager team on the ground, which is a core investment decision for us, the strength of the manager team, but more often not, I’d say four and five times, we do need to hire an external president who has P&L responsibility, because a lot of family owned businesses, only the family knows the financials and has sort of the financial responsibility as 100% shareholders. So you generally need to bring in someone who has industry experience and P&L responsibility on top of really good leadership skills. And you know, they start off at Teamshares. That’s a role we call President. And you know, if they do well, both at the financial performance and, you know, the leadership and EQ aspects, they can ultimately run multiple companies in the same industry.

Speaker 1 9:16

And so when you’re structuring each of these individual deals, what are some of your guiding principles in terms of how much debt to deploy and still get your desired return while servicing them.

Speaker 2 9:24

So I think we believe that you want to be judicious with leverage actually. You know, Alex and Kevin and I, how we met when we worked at Perella Weinberg Partners, we worked in financial restructuring, so helping companies like hostess brands get through bankruptcy, right? So, so I think, you know, we are experienced with debt, but I think we’re very cautious about it too. And that’s, that’s sort of the place we start. We find that, you know, two or three turns of debt, you know, on a company that has very durable earnings is, you know, totally fine. And so that’s where we find ourselves, you know, often, kind of three times the operating EBITDA of a business. And as a private company, our cost of interest has a wide spread. There’s some of our early debt is still sort of like, you know, mid teens to low teens. And then our more recent debt we’ve been taking on as we’ve matured as a company is high single digits, right? So, you know, five to 7% so mid, mid high rather, five to 7% for on bank term loans. So one of the key premises of us going public is continuing to drive down that interest rate, which is, you know, all the data shows that companies that go public tend to, over time, have much lower interest rates, and then that creates capacity for continuing to de lever and also reinvest new cash flow into new companies.

Speaker 1 10:40

I guess, in a sense, like, you know, you’re, obviously, you’re building this engine for kind of continued earnings, but at the same time you’re building this software that’s learning as well. I mean, I’m just really interested in, with all the data that you’re building from these deals, how are you continuing to learn from your own results? And I guess, have there been any surprises along the way with that?

Speaker 2 10:58

I mean, there definitely is a real flywheel for us, because, you know, now we’re at 90 companies, and so, you know, we have incredible data. And all the companies post-closing, we come into it with, usually five years of financials, and then we get monthly financials thereafter, and operating KPIs and the whole bit. So there’s not only a software element to it too, but there’s also a human element of sort of learning curve on top of that, and then we’re able to see industry comps and sort of what we paid for, what we’ve offered, and you know what margins are for sort of similar companies, because, you know, we underwrite about 3000 businesses per year. So I think the data set is very, very vast. I think the things that I would say are they’re probably not surprises, in hindsight, maybe, maybe were surprises along the way is, I think that, you know, the founders, we came into this as generalists, and we thought, you know, rather than industry experts, we were total outsiders. And, you know, running electrical contractors. And I think we thought that was a really sensible playbook, and it actually turned out in this model, and this more scaled model, that actually hiring people with industry experience that had been in metric oriented companies was actually generally the right fit. It makes so much sense in hindsight, but it was just sort of not where we came from, and we sort of, you know, as a group, I think the other thing too is that we’ve really widened our size parameters over time, in part because of just access to capital has gotten better for us as we scaled. So in the beginning, probably of the first 10 companies, half or more, were sort of $250,000 EBITDA companies. And as we got further along and our financing capabilities got better, all of a sudden we could also finance million dollar EBITDA companies. And then as we got further along, we thought that was sort of our ceiling, right in terms of sort of where we would focus, and, you know, where the opportunity was, we got a little bit of publicity. Years back, we actually had initially inbound interest. Someone actually flew to our office unsolicited and said, I want to sell to Teamshares. I want employee ownership for my company. And so, you know, as entrepreneurs, the answer was yes, right? Like, let’s go figure this out. We didn’t have a way to finance them right away. And we figured out, and it led us to this incredible opportunity where we really expanded our range in, you know, sort of all the way up to about 5 million of EBITDA. So it’s still generally too small for PE in most sectors, and way too big for nearly all individual buyers. We found a nice range for us.

Speaker 1 13:16

Well, I guess that transitions well into, you know, once you’ve gotten this, this project, to the point where you are having that, that inbound, literally flying to your door. How did that journey then take you to this place where you’re thinking about going public, and why did you ultimately decide on the SPAC route and the Live Oak team to take you there?

Speaker 2 13:33

Yeah, great question. So from inception, we plan on building a public company. That’s why we raised venture capital. That’s why we didn’t choose sort of a fund, you know, a private equity fund. We wanted to build a holding company, a company that could really address a large TAM, one that was good for shareholders and good for the world. And we think that holding companies are really great vehicles. We think that access to public capital, specifically bonds, is an incredible way to finance a company. So with the goal of building a really large company, and one that we thought should be public. We really planned the company to go public from inception. It’s why KPMG is the only auditor we’ve ever had, right? So I would say that when we started the company, I would have assumed that we would have done a conventional IPO, and might have waited until we were, say, a $5 billion market cap right to go public. And so why did we choose to pull it forward? I think the reason why we decided to say, hey, let’s pull it forward and go public via SPAC is, I think, as the US capital markets have enabled, you know, multi trillion dollar market caps, which didn’t exist 30 years ago, right, the bar for market cap for conventional IPO, has gone up, in most cases, in a very high manner. The other thing too is, is that I think for SPAC candidates, there’s a couple of observations we had. One is that SPAC candidates, you know, sort of target companies that have actual EBITDA. If you look at the data of companies that have 25 million of EBITDA or more, they actually perform very similarly to conventional IPOs. So for us, then. It becomes a case of, if you’re a company that’s a regular operating company with a big tam that has product market fit and has EBITDA, then it becomes a huge advantage, because you can actually publish, as you know, publish projections, and then stand behind those, and we’re standing behind those with a four year lockup. And so we’re at an interesting inflection point where we’ve gone from heavily free cash flow negative a couple of years ago to 20 million of corporate EBITDA today, and then projecting 60 and 100 the next two years. Being able, in our case, to publish that forecast and stand behind it was critical. And then the SPAC market seems like it’s warming up again. And we had some options. We met about four sponsors, each of whom were incredible people and very well qualified, but for Rick and Adam, it was just such an obvious choice for us because of the deep capital markets expertise they brought so both as a value add for us, entering the public markets, being on the board and being, you know, being part of the company going forward, but also really understanding the business, because capital markets are a key input. It’s what Rick calls the raw material of Teamshares, is acquisition financing, and it’s very well said.

Speaker 1 16:07

It’s interesting that looking at the different processes there, you know, with the potential for traditional IPO and versus the SPAC. But one thing you also get with the SPAC early on in the process is you have the ability to bring some legitimacy to the deal and the valuation through a PIPE, which Live Oak has been able to bring together a sizable PIPE here, Rick and Adam taking this transaction to investors. What is the reception been like? You know? How do you think you’ve been able to get that together? And how do you plan on continuing to support Teamshares moving forward, beyond close here?

Speaker 3 16:36

So we, we went out for $75 million PIPE. And as I said a moment ago, you know, we think, you know, a common equity PIPE is an important part of a high quality DeSPAC, because it does provide third party valuation, or third party validation of the valuation. And you’ve got stock in long term holders hands by definition, right? Because the PIPE shares are not going to be liquid on day one. We think, for a variety of reasons, it’s important to be in place. And there haven’t been that many common equity PIPEs done over the last couple years. There have been PIPEs with convert structures and other mezzanine features, but there’s only been a handful of common equity deals. So we felt good about going out, because we think Teamshares is such a high quality company, and we felt like we had the right transaction structure, but to be able to oversubscribe a common equity PIPE, you know, we felt great about that. And is we said in the press release, you know, it’s anchored by T Rowe Price, which is sort of the bluest chip of investors. And so that’s also, you know, we think even additional validation beyond just the price itself, I think interestingly, even though we oversubscribed the transaction, we ended up cutting the road show short, so we have a lot of investors still left to talk to, and that’s some of the work we’ll be doing over the, you know, next several months, while we are preparing to close, we normally would probably have gone to 75 or 80 institutional investors on the road show, which is the style of transaction we used to do at FBR. And one of the reasons that we entered the SPAC sponsorship world, but because we ended up with a big anchor order quickly and we’re oversubscribed, it leaves us with a lot of conversations that we’re still looking forward to having. And, you know, we hope to be able to build even more institutional support for the deal going into close. And I’m

Speaker 1 18:30

interested in terms of that process, your valuation story and evaluation process yourself for Teamshares. You know, just given that, looking at the listed comps that been in your materials, and a lot of these companies are based in Europe, trading in Europe, sometimes shooting for bigger fish, not quite as sort of very specific size that Teamshares has built its strategy around. But now, how are you able to kind of pull in what the comps were there, what the value is and come to a number with that?

Speaker 3 18:56

So we, we spent a lot of time on those European listed companies, because those are the sort of the best comp set. So it makes, you know, Teamshares even that much more unique in the US capital markets. And so, you know, we felt like we needed to go deep in terms of understanding those other business models. You know, we feel like that is the right comp set. But yet, there’s nobody who’s a perfect comp for Teamshares. Very few of those businesses that are traded in Europe, publicly that look like Teamshares acquire more than two or three businesses a year, and very few of them are sort of, I won’t just say multi industry, because there’s several that are in two or three industries. There’s really nobody else that is as broad in terms of sector focus as Teamshares. And certainly nobody’s trying to deploy this the amount of capital that Teamshares will over the next several years. So we think, while it’s the right group, Teamshares is sort of a better player than any of those that we looked at. And yet we. When we forecast out all of the EBITDA that we expect Teamshares to buy with the capital from the SPAC, and then look at a valuation at that point, we’re coming at sort of a 40 to 60% discount to that group. And so, you know, we feel like this is the best management team of that peer set, we think it’s the biggest tam of that peer set, and yet we’re coming at a, you know, we think is a pretty big discount, and we think the fact that the PIPE was oversubscribed means that other investors recognize that.

Speaker 4 20:32

And Nick You asked before about the first two specs that we closed business combinations with, and how Teamshares looks a little bit different in terms of where they play. Those were more emerging technology stories, but the tie that binds is both of those are really the first of their kind, and some cases, the only one of their kinds in the US market. And there wasn’t a natural comp or a natural way to value them here, it’s a little bit different, because we can look at the long term track records of those European companies. And what we found really interesting is that they’ve been trading at these multiples for a very long time. We looked pre covid, we looked during covid, after covid. This isn’t a moment in time where they’re trading at these multiples, and we’re trying to benchmark, and you run the risk of, are those somewhat elevated, or are they, you know, really accurate in terms of how investors value these businesses. So in any event, we’re in a place with Teamshares where we’re very comfortable triangulating around valuation really coming up what we think is an appropriate way to look at this company over the long term. And that exercise, it’s a little bit more art than science than when you have, you know, 10 look-alikes on a comp sheet. But that’s something that you know, has been the focus of our entire careers. We did that in the first two those were very successful for investors, and we think we found the right valuation to bring this into the public markets here. And again, obviously, you know, that’s been somewhat validated at the start here by the PIPE and the interest and you know where the warrants are trading, so we hope that continues, but that’s, that’s something we’re really focused on, and something I think we did well in the first two as well.

Speaker 1 22:06

And now looking at this, having the oversubscribed PIPE, you know, potentially more capital than you were even kind of expecting or shooting for. I just like to drill on a little bit on the capital uses beyond the close of this deal. How will Teamshares be deploying that capital? Is it changing your sort of debt to equity mix and deals? Is it just sort of widening the funnel? Like, how do you think about putting that capital to use? Yeah, I think that the primary capital allocation for Teamshares for the foreseeable future will be for acquiring businesses. There’s just such a vast opportunity ahead of us that would be our other than just reserving for working capital. That would be our strategy.

Speaker 1 22:44

And so when you’re approaching these companies through the years, as you have, are these companies that have exited two Teamshares, are they going to be getting public share equity as this deal goes public? And is that something you plan on putting on the table when you approach companies, once you are a public listed company, that they’re going to have access to that public capital when they are signing up to be acquired. Yeah.

Speaker 2 23:05

So for the retiring owners, the vast majority of purchase consideration historically has been cash closing and then any sort of deferred payments that could be sort of in the form of a seller note or note. There are some circumstances where an owner said, Hey, I’d love to reduce my cash compensation and get some, you know, options in Teamshares. And they’re very, very small amounts. We’ve sort of done that in rare circumstances. So no, the in terms of Teamshares going public from the existing purchase price, there’s, there’s no sort of, like, meaningful dilution coming into play. And I think even going forward, we’d want to be careful in sort of using stock to pay for companies, not to say it’s not a tool we can’t use, but I think you just want to be judicious with it, and try and look to sort of cash and debt, and then in terms of the employee shareholders, their stock is down at subsidiary levels, so it is all driven by cash flow and performance of the companies.

Speaker 1 23:59

So okay, yeah, and I wanted to come back to it too, because I believe it was mentioned just a bit ago, earlier, in terms of management zone lockup is a rather extensive one. Why did you feel like that was an important thing to bring to the table in this as a part of the investment story?

Speaker 2 24:13

Yeah, I think we wanted to show our seriousness and skin in the game, that we’re really in this for the long haul. This is, this is a transformative event, in our opinion, for the company and its key driver, which is acquisition capital. It’s not an exit. So the management team is not only doing a lockup that’s the sooner of four years or $25 per share relative to the $10 transaction value. We’re actually the five of us combined are investing a million dollars in the PIPE as well, too. And so for us, this just isn’t an exit. And I think as our broader sort of shareholder base of venture capitalists and angel investors, obviously, there’ll be some really early stage investors that invested a long time ago when team chairs had one company or zero companies, and it’d be natural for many of those too, when their six month lockup expires. Take. Money off the table. And then for our later stage investors, there’s a lot of our investors actually have earned the right to hold stock in companies even after they’re public, if they think that the company is not done growing. And I think we’re firmly all of the belief that Teamshares is only just starting the journey, you know, in its size and growth opportunity.

Speaker 1 25:19

And so, you know, in a sense, Teamshares is, by its nature, a vehicle that deploys capital and so, you know, moving forward to keep your momentum, what are Teamshares capital needs like beyond the close of this deal?

Speaker 2 25:30

Yeah, so it’s a great question. This is a, you know, a key analytical point for investors. With the SEC, we published an investor presentation that had a, you know, multi-year forecast, including, not only, you know, the EBITDA that we plan to acquire and grow, but also, sort of, you know, how much equity would we need to, you know, to utilize to acquire that EBITDA. And so, you know, that range depends, you know, on leverage. But sort of, you know, 85 to $170 million of equity over the next, you know, sort of two years. And you know, with the PIPE, we raised $126 million so we’re sort of right at that midpoint to start. And you know, I think that we are obviously going to be thoughtful about keeping cash in trust and being in a position to have options for equity. But really, we wanted to make sure that we were going out with a business plan where we were able to secure the amount of capital we needed to hit our growth numbers.

Speaker 3 26:25

You know, our view was from the very early days when we were talking with Michael and team, that getting Teamshares to the point where it was self sustaining, from a financing standpoint, was an important part of the story and an important part of, you know, having investors be able to really value it similarly to the peers that we talked about earlier. And so the transaction that we’ve lined up from PIPE standpoint, you know, is sufficient to get the company to where we felt we wanted to see it, which is that it’ll be able to grow at sort of a 40, $50 million of acquired EBITDA rate annually without ever needing additional equity capital. Now, I think the opportunity here is much bigger than 40 or 50 million of acquired EBITDA annually. And so, you know, there, there may be accretive reasons to raise capital again somewhere down the line, but between reducing interest burden through more efficient debt financing and being able to deploy, you know, essentially every dollar of free cash flow that’s generated into additional acquisitions. You know, we don’t feel like the company’s ever going to have to make a decision to raise capital that that isn’t significantly accretive to the story. And again, that was a really important part of how we thought about what team share should look like in a public context.

Speaker 2 27:57

And I think the differentiating factor for us, too, is we so we talked about equity is really getting access to debt capital the speed and the cost of it, it is, it is a day and night difference. If you look up Cambridge associates publishes, you know, for sort of emerging companies, you know, non investment grade companies, or sort of emerging companies, you that the difference can literally be a 6% cost of debt between a private company and a public company with the same credit rating, and so while it’s going to take us time, that’s a core reason why we’re going public to get access to cheaper and faster debt financings great.

Speaker 1 28:29

And we’ve touched upon the way that the data is showing you new things, and you’re learning about all of these different industries, you really have some real visibility into a diverse set of industries and regions in the US. I’m just curious what all the shifts we’re seeing in the macro environment. How is that informing, kind of, in terms of the now, you know, when you’re looking at the micro with these companies, what are some of the opportunities you feel like that are exciting, that are just starting to emerge, that are out there for you in your pipeline to come?

Speaker 2 28:55

Yeah, I think we want to keep doing more of what we’ve been doing, which is buying really durable businesses, kind of 35 years, you know, on average in age that are only, only, you know, for sale because of a retirement. And they’re, you know, just companies where the owners have really invested in their succession ahead of time. So there’s managers and so really stick to our principles, I think, for us, because the TAM is so large, right? We could look at, we could, we could look at anything across the entire economy. We want to keep expanding in concentric circles so that we really understand the businesses that are that we’re taking on. And, you know, we don’t want to take on businesses that we don’t understand. I do think that there are some really interesting opportunities, you know, in unit based businesses, so like multi location fast food, where, hey, the owners, maybe they got it to five stores or eight stores, and that was great. That was exceeded what they were planning on doing in their career. But over the long run, you know, Teamshares and, you know, our partners on the ground at the at the companies, I think there was a chance to, you know, open more units in those businesses. I also think too, we’re starting to see, you know, really interesting opportunities with AI just to sort of automate more tasks. We’ve been doing that at the Teamshares parent level for a long time, multiple years, building that into our software. I do think that you may see, I think some of the narrative around AI and small businesses is a little bit off. I don’t think there’s much cost to take out of a small business. And that’s not, you know, in our values to let people go if they’re doing a good job. But I do think there’s a chance to leverage the employee base of small businesses. So for example, a customer service rep, you know, maybe he or she could handle 2 million of revenue before, and maybe you can handle four or 6 million of revenue using AI German tools. So we’re excited to continue working with the companies and implementing the best tools that come to market there.

Speaker 4 30:44

And then one of the really important attributes to this company that excites us is they’re buying long, duration, repeatably strong cash flows, and these are businesses that don’t necessarily have a higher use for those cash flows than what they’re already doing, or the retiring owner for the past four or five years, you know, hasn’t felt the need to redeploy it into the business, knowing that they’re going to be moving it on. And the fact is that Teamshares can actually take that cash up to the parent company and redeploy that very effectively, either into existing companies in the portfolio, but more importantly, into new acquisitions at very, very high return on invested capital. And so that ability to strategically redeploy is something that you don’t see in private equity, where that cash is generally trapped in the operating business, and you can’t really move cash from one company to another here you have a situation where the capital allocation from Michael and his team is a prominent piece of long term compounding of those cash flows, which is what we think is going to create the value for investors.

Speaker 2 31:53

Yeah, it’s a really great point, because you get people asking really great intellectual questions, like, oh, it sounds like Teamshares is going to end up looking a little bit like a stock index, right? So like, why wouldn’t I buy the Russell 2000 SB, 500 which is totally the right question. The nuance that everyone misses, that Adam just articulated, is that, well, if the Russell 2000 if every dollar, if it was one, can, you know, one sort of holding company, and every dollar flowed through and could be reallocated into acquiring new companies, or, you know, also putting in cash flow to grow the top 25% you might have 3000 companies a few years later. It would be a different construct. So the fact that these are not sort of isolated businesses out there as an index or some, you know, sort of PE fund, it is an operating company with subsidiaries where we’re able to reallocate the cash flows. And that’s why these programmatic acquirers, whether it’s the European ones today or the ones of yesteryear, like Roper and Illinois Tool Works, they grow much faster than their natural growth. It’s a very reallocating cash flow into small private acquisitions. It’s a very strong sort of capital allocation strategy.

Additional Information and Where to Find It

In connection with the Business Combination, Live Oak and Teamshares intend to file a Registration Statement with the SEC, which will include a proxy statement to Live Oak shareholders and a prospectus for the registration of Live Oak’s securities to be issued in connection with the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Live Oak as of a record date to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of Live Oak and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Live Oak, Teamshares and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN, 38117 United States, Attn: Richard Hendrix, Chairman & Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K in each case is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF LIVE OAK ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Participants in the Solicitation

Live Oak, Teamshares and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Live Oak’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Live Oak’s directors and officers in Live Oak’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Live Oak’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Live Oak’s and Teamshares’ participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Business Combination. Live Oak’s and/or Teamshares’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of Teamshares and Live Oak or other conditions to Closing; (4) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Business Combination; (5) the ability of Live Oak to remain current with its SEC filings; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Live Oak and Teamshares after the Closing to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the inability of Teamshares to implement business plans, forecasts, and other expectations after the completion of the Business Combination; (11) the risk that additional financing in connection with the Business Combination, or additional capital needed following the Business Combination to support Teamshares’ business or operations, may not be raised on favorable terms or at all; (12) the evolution of the markets in which Teamshares competes; (13) the ability of Teamshares to implement its strategic initiatives and continue to innovate its existing products and services; (14) the level of redemptions of Live Oak’s public shareholders; and (15) other risks and uncertainties included in documents filed or to be filed with the SEC by Live Oak and/or Teamshares.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Live Oak and Teamshares from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither Live Oak nor Teamshares presently knows, or that Live Oak and/or Teamshares currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Current Report on Form 8-K. Past performance by Live Oak’s or Teamshares’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Live Oak’s or Teamshares’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Live Oak or Teamshares will, or may, generate going forward. Neither Live Oak nor Teamshares undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Current Report on Form 8-K, except as required by applicable law.